December 21, 2022

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Mr. Joseph Kempf

 Ms. Kathryn Jacobson

Re:	Yalla Group Limited

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 25, 2022

File No. 001-39552

Ladies and Gentlemen:

On behalf of our client, Yalla Group Limited (the “Company”), we are submitting this letter in response to your correspondence dated September 22, 2022 (the “September 22 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 25, 2022.

In the September 22 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it is working on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until January 6, 2023 and expects to respond no later than that date.

*        *        *

Simpson Thacher & Bartlett
December 21, 2022	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Yalla Group Limited

Yang Hu, Chief Financial Officer